Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Three				Six
	Months				Months
	Ended	Year Ended			Ended	Year Ended
	March 31,	December 31,			December 31,	June 30,
	2007	2006	2005	2004	2003	2003	2002
	(in thousands)
Determination of earnings:
Income (loss) from operations	$(7,549)	$(60,027)	$(60,380)	$(69,487)	$(48,697)	$(50,054)	$(21,236)
Add:
Fixed charges	481	2,849	1,760	606	332	662	562
Earnings, as adjusted	$(7,068)	$(57,178)	$(58,620)	$(68,881)	$(48,365)	$(49,392)	$(20,674)
Fixed charges:
Interest expense	$404	$2,553	$1,526	$385	$222	$447	$408
Amortization of capitalized expenses related to indebtedness	19	73	12	—	—	—	—
Portion of rent representative of the interest factor (1)	58	223	222	221	110	215	154
Fixed charges	$481	$2,849	$1,760	$606	$332	$662	$562
Preferred stock dividends (no dividends paid)	—	—	—	—	—	—	—
Ratio of earnings to fixed charged	*	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$(7,549)	$(60,027)	$(60,380)	$(69,487)	$(48,697)	$(50,054)	$(21,236)

*                     Less than one to one coverage

(1)             Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $175,000, $677,000, $673,000, $670,000, $334,000, $652,000, and $468,000 for the three months ended March 31, 2007, the years ended December 31, 2006, 2005 and 2004, the six months ended December 31, 2003, and the years ended June 30, 2003 and 2002, respectively.